 Exhibit 99.1

SNDL and Nova Cannabis Complete the Assignment of Dutch Love Stores to Nova Cannabis

This news release constitutes a "designated news release" for the purposes of the prospectus supplement of Nova Cannabis Inc. dated July 22, 2022, to its short form base shelf prospectus dated June 27, 2022.

CALGARY, AB, May 9, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") today announced that they have completed the assignment of SNDL's rights to own or operate four Dutch Love stores (the "Dutch Love Stores") to Nova (the "Assignment"), upon the terms announced on April 1, 2024.

"This is a key step in our strategy for growth and focus on prime real estate," said Marcie Kiziak, Nova's Chief Executive Officer. "We are excited to transition these stores to the Value Buds banner, marking our entry into the B.C. market. We are confident that our Value Buds banner is exceptionally well-positioned to fill a critical gap in the marketplace. This move aligns perfectly with our objective for smart, value-driven expansion."

As consideration for the Assignment, Nova issued to SNDL $8.179 million of Nova shares based on the 20-day VWAP of the Nova shares on March 28, 2024. The addition of the Dutch Love Stores brings Nova's total store count to 99 and SNDL's direct and indirect cannabis store count across all retail banners to 188.

Advisors

McCarthy Tétrault LLP acted as legal counsel to SNDL. Bennett Jones LLP acted as legal counsel to Nova.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, SNDL Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates 100 locations across Alberta, Ontario, British Columbia and Saskatchewan, primarily under its "Value Buds" banner.

Additional information about Nova Cannabis Inc. is available at www.sedarplus.ca and Nova's website at www.novacannabis.ca.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/09/c2925.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 05:30e 09-MAY-24